Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POSITIVE PROFIT ALERT

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules and the Inside Information Provisions under Part XIVA of the SFO.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

This announcement is made by China Southern Airlines Company Limited (the “Company”) pursuant to Rule 13.09 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the "SFO").

I. Estimated results of the period:

1. Period to which the estimated results apply: 1 January 2015 to 31 December 2015.

2. Estimated results: the Company preliminarily estimated the annual results of 2015 in accordance with the "China Accounting Standards for Business Enterprises" and the net profits attributable to equity holders of the Company for year 2015 is expected to increase 110% to 130% as compared with the corresponding period last year.

3. The estimated results have not yet been audited.

II. Results for the corresponding period in the previous year:

1. Net profit attributable to equity holders of the Company: RMB 1.773 billion.

2. Earnings per share: RMB 0.18.

III. Reasons for estimated profit increase in the results:

During 2015, the demand of Chinese civil aviation transportation market showed a strong trend, the Company optimized resource allocation, enhanced the deployed capacity and seized the market opportunities, so that the operating revenue of the Company recorded an increase as compared with the corresponding period in the previous year. The preliminary results of strategic transformation of the Company were achieved with Guangzhou hub has been gradually improved, and the international route has become a new profit growth point which was driven by the substantial growth of outbound tourism. The comprehensive budget management of the Company highlighted its role with the continuous improvement in the Company's cost control capability, so that our cost decreased as compared with the corresponding period in the previous year. Benefit from the fluctuation of the international crude oil price at a lower level, our cost of jet fuel price has been substantially decreased as compared with the corresponding period in the previous year. The Company took the initiative to deal with the sharp depreciation of Renminbi and substantially reduced debt ratio denominated in US dollars, therefore reduced the exchange losses from the depreciation of Renminbi.

IV. Other matters

The above estimated results are only the preliminary estimation. The specific and accurate financial figures will be officially disclosed in the audited 2015 annual report to be published by the Company. Investors are reminded to consider the risks involved in making investment decisions.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
China Southern Airlines Company Limited

Company Secretary
Xie Bing

Guangzhou, the People's Republic of China

26 January 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as nonexecutive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.